Filed by Nuveen Select Tax-Free Income Portfolio (Commission File No. 333-257297) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended

Subject Company:

Nuveen Select Tax-Free Income Portfolio 2 (Commission File No. 811-06622)

Nuveen Select Tax-Free Income Portfolio (NXP)

Nuveen Select Tax-Free Income Portfolio 2 (NXQ)

Nuveen Select Tax-Free Income Portfolio 3 (NXR)

IMPORTANT NOTICE:

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you proxy materials concerning an important proposal affecting your fund(s), which was considered at an Annual Meeting of Shareholders of the funds on September 22, 2021 at 2:00 p.m., Central Time. The Annual Meeting has been adjourned to allow shareholders more time to vote. The Annual Meeting will reconvene on October 29, 2021, at 2:00 p.m. Central Time. In light of the public health concerns regarding the coronavirus outbreak (COVID-19), the Annual Meeting will be held in a virtual meeting format only, which will be conducted online via live webcast. This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll-free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposal that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, each fund’s proxy solicitor, toll free at 1- 866-963-5816.

View or download the Proxy Statement:

http://www.nuveenproxy.com//Closed-End-Fund-Proxy-Information/

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

Nuveen Select Tax-Free Income Portfolio (NXP)

Nuveen Select Tax-Free Income Portfolio 2 (NXQ)

Nuveen Select Tax-Free Income Portfolio 3 (NXR)

YOUR vote makes a difference. Please vote TODAY

Shareholder Name

Address

Address

Address

Reference Number:

URGENT NOTICE – UPCOMING SHAREHOLDER MEETING

Dear Shareholder:

We mailed you proxy materials outlining an important proposal for your Fund(s).

After careful consideration, your Fund’s Board recommends that you vote FOR the proposal. The meeting has been adjourned to allow shareholder more time to vote and will reconvene on October 29, 2021.

We urge you to vote before October 29, 2021, the date of your Fund’s

Annual Shareholder Meeting.

Voting takes only a few minutes and can be done over the phone. Please call:

1-866-963-5818 (toll-free)

Hours:    10:00 a.m. - 11:00 p.m. (ET) – Monday through Friday

12:00 p.m. - 6:00 p.m. (ET) – Saturday

You will connect with a representative of Computershare, the firm helping your Fund gather votes, who will:

•	Use the reference number above to locate your voting record.

•	Take your vote over the phone, quickly and easily – it only takes a few moments.

•	Ensure the line is recorded for your protection.

•	Send you a confirmation of your vote by mail.

Thank you for your consideration of this proposal and for investing with Nuveen Funds.

Sincerely,

Mark L. Winget

Vice President and Secretary

The Nuveen Closed-End Funds